Exhibit 12.1

CARDTRONICS, INC. AND SUBSIDIARIES

RATIOS OF EARNINGS TO FIXED CHARGES

(in thousands)

	Years ended December 31,
	2011		2010		2009		2008	2007

EARNINGS:
Income (loss) before income taxes and cumulative effect of accounting changes	$57,057		$23,820		$9,522		$(70,386)	$(23,004)
Fixed charges (as outlined below), less preferred dividends (a)	23,181		30,528		34,624		35,614	33,079
Total earnings, as defined	$80,238		$54,348		$44,146		$(34,772)	$10,075

FIXED CHARGES:
Interest charges (b)	$21,109		$35,954		$32,528		$33,197	$31,164
Less: Write-off unamortized debt issuance costs (c)	—		(7,296)		—		—	—
Interest component of vault cash costs	—		—		—		—	—
Interest component of rental expense	2,072		1,870		2,096		2,417	1,915
Preferred dividends (d)	—		—		—		—	—
Total fixed charges, as defined	$23,181		$30,528		$34,624		$35,614	$33,079

Ratio of earnings to fixed charges	3.46	x	1.78	x	1.28	x	N/A	N/A
Amount of earnings insufficient to cover fixed charges	—		—		—		$70,386	$23,004

(a) Excludes preferred dividends as such amounts were not deducted in arriving at the income (loss) before income tax amounts reflected above.
(b) Includes the amortization of debt discount and debt issuance costs.
(c) Amounts included in interest charges line item above. As such, it is backed out separately from the computation of fixed charges.
(d) Amounts have been grossed-up at the Company's effective tax rate for each applicable period.